January 16, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc. – File No. 000-29440

Form 10-Q for the quarterly period ended September 30, 2012 (Filed November 9, 2012)

Dear Mr. Krikorian:

We are in receipt of your letter dated January 4, 2013 (the “Comment Letter”) with regard to the above-referenced filing by Identive Group, Inc. (the “Company”). We have reviewed and considered the question raised by the Staff in the Comment Letter and set forth below our response thereto.

Form 10-Q for the quarterly period ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates – Revenue Recognition, page 40

Staff Comment No. 1

We note the proposed disclosure provided in your response to prior comment 6. It remains unclear how you specifically recognize revenue from these arrangements. For example, your proposed disclosure states that the revenue from your turnkey solutions is “recognized in accordance with ASU 2009-13, when all the revenue recognition criteria have been met.” This disclosure does not enable a user to understand how and when you recognize revenue from these solutions. Please expand your disclosure to explain when all of the revenue recognition criteria are met for your turnkey solution and multi-year contract arrangements. Please provide your revised proposed disclosure to be included in future filings.

Response to Comment No. 6

We acknowledge the Staff’s comment and advise the Staff that the revenue from turnkey solutions and multi-year contract arrangements is immaterial and approximates 1% of the consolidated revenue in 2012. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 and in future filings, we will enhance our disclosure regarding our critical accounting policy on revenue recognition to address the areas identified by the Staff consistent with the proposed disclosure shown below.

Intended future disclosure:

“In revenue arrangements associated with payment solution which was acquired in January 2012, we facilitate cashless payments by providing an integrated payment system (“system”) for sports stadiums, arenas, theme parks and other venues for leisure and entertainment (“recreational facilities”) throughout Europe, including multi-functional customer cards based on RFID contactless chip technology (“smart cards” or “cards”) and comprehensive payment management software. The system is designed to ensure the seamless interaction of all relevant components such as ticketing, access, point-of-sale, parking, etc. In addition to the smart cards and software, the system consists of readers and communication infrastructure, all supplied and implemented by us. Our system enables consumers at recreational facilities to make quick, cashless payments for food, beverages and merchandise. We offer our customers the option of purchasing a turnkey solution or entering into a multi-year contract under which we continue to operate and maintain responsibility for the system over a set period, in return for sharing in the revenue generated. The revenue on a turnkey solution is recognized in accordance with ASU 2009-13. We evaluate each deliverable in the arrangement to determine whether they represent a separate unit of accounting. We then recognize revenue on each deliverable when the product has been delivered or the service has been completed, and upon acceptance of the product or service by the customer, if applicable. Under the multi-year contract, we are entitled to various cash processing fees and revenue share commissions according to the terms of each specific contract. Under certain of the multi-year contracts we are also entitled to card breakage income as described below. Revenue from cash processing fees and revenue share commissions from events is recognized after an event has taken place, the payment services have been provided, and the event revenue has been agreed with the relevant parties. Where commissions depend on thresholds measured over more than one event, revenue is not recognized until all conditions are met, and collectability is reasonably assured. Smart cards are used by consumers to make purchases at the recreational facilities and they pay an initial deposit fee to obtain the cards and then may load money onto the cards to enable purchases. There may be an unredeemed balance on the cards at any given time. Although there are expiration dates on the cards, our practice has been to honor all cards presented for payment or redemption. We do not charge any service fees that cause a decrease in the card balance. Revenues from unredeemed balances on cards are estimated and recognized when the likelihood of the card being redeemed by the customer is remote (“card breakage income”), based on an aging of card balances and historical evidence of redemption rates. We determine the likelihood of redemption to be remote for cards due to, among other things, long periods of inactivity and change in customer behavior as part of the normal accounting processes performed each reporting period. Based on our historical information, including the historical redemption patterns experienced by payment solution during its pre-acquisition period, we make a determination of the likelihood of a card remaining unredeemed 12 months after the card is issued and recognize breakage income accordingly. Card breakage income is included in revenue in our consolidated statements of operations.

* * * * * * * *

In preparing the foregoing response to the Comment Letter, the Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

☐	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the information contained in this letter may be directed to the undersigned at (+44 7770 316669) (dwear@identive-group.com) or Barbara A. Jones, Esq., Greenberg Traurig, LLP at (617) 310-6064 (jonesb@gtlaw.com).

Very truly yours,

IDENTIVE GROUP, INC.

By:	/s/ DAVID WEAR
Name:	David Wear
Title:	Chief Financial Officer

cc:	Ayman S. Ashour, Chairman and CEO, Identive Group, Inc.

Christine Davis, Assistant Chief Accountant, SEC

Ryan Rohn, Staff Accountant, SEC

Barbara A. Jones, Esq., Greenberg Traurig, LLP